MANAGING TODAY'S CHALLENGES

Positioning for Tomorrow's Growth



44th EEI Financial Conference   •   Hollywood, Florida   •   November 1 - 4, 2009

Safe Harbor Statement

Some of the statements contained in today's presentations are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

2009 – Progress on Many Fronts

Long-Term Strategic Objective	Status
Drive earnings growth	• Four rate cases filed requesting a total revenue increase of $146 million • Significant T&D investments planned (65% growth in rate base 2008 – 2013)
Maintain dividend and grow longer-term	• Commitment to the dividend
Reduce overall business risk and strengthen investment grade ratings	• Collateral management through credit intermediation agreement • Strategic analysis of Retail Energy Supply
Invest in core T&D business	• Two significant projects – MAPP and Blueprint underway • 2009 capital spending tracking to plan
Implement Blueprint initiatives	• Vendors selected • AMI deployment in DE to begin by year-end 2009 • Legislation adopted in DC approving AMI deployment • DOE award of $168 million for Smart Grid projects
Achieve supportive regulatory outcomes	• Decoupling adopted in DC; 60% of regulated distribution revenue decoupled • Pursuit of surcharges to minimize regulatory lag
Prudently manage complementary competitive energy businesses	• Cumberland plant online – June 1, 2009; Delta plant on schedule • Expanding energy services business

We are confident in our plan and are optimistic about longer term growth

Note: See Safe Harbor Statement at the beginning of today's presentation.

Investing in PHI



Transmission & Distribution

 

2009 – 2013 Forecast Business Mix*

70 – 75%

Competitive Energy / Other

 

25 – 30%

PHI Investments

- **Growing regulated infrastructure**

- **Leading edge of industry transformation**

- **Complementary competitive energy businesses**

- **Disciplined growth strategy**

… together offer an

Attractive total return

* Percentages based on projected operating income.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Mid-Atlantic Power Pathway (MAPP)


Philadelphia
Wilmington
Baltimore
Dover
Washington, DC
Burches Hill
Chalk Pt.
Cambridge
Georgetown
Indian River
Possum Pt.
Vienna
Salisbury
North Anna
Calvert Cliffs
MAPP HVAC Power Line 500 kV
(Completion date: 2012)
MAPP HVDC Power Line 640 kV
(Completion date: 2014)
Nuclear Generation
Fossil Generation
Substation

- **Cost of project – $1.2 billion**
- **Construction activities to begin Q4 2009**
- **In-service date – 2014**
- **Total length – 150 miles (~ 30 miles on new right-of-way)**

Recent Events

- Environmental permitting for Burches Hill to Chalk Point segment expected to be complete by early Q1 – 2010
- Cost estimates for various routes through Dorchester County to be finalized Q4 – 2009
- PSC hearings on need and determination for CPCN for MAPP tentatively scheduled for March 2010; existing CPCN to be used for Burches Hill to Chalk Point segment
- Project is in due diligence phase of DOE loan guarantee program

MAPP –
Construction Cost and Timing Estimates



(Dollars in Millions)	Pepco	Delmarva Power	Atlantic City Electric	Total
2009	$ 46	$ 10	$ -	$ 56
2010	100	36	-	136
2011	141	154	-	295
2012	150	167	-	317
2013	60	173	-	233
TOTAL	**$ 497**	**$ 540**	**$ -**	**$ 1,037**

- Current total estimated cost of project (2008 - 2015) is $1.2 billion

- Application filed with the Department of Energy (DOE) seeking loans or loan guarantees ($684 million)

    – Calvert Cliffs to Indian River segment; construction expected to begin 2011

    – Application passed the first two levels of DOE review

    – Currently in due diligence phase; decision expected before construction begins

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future

Combines Smart Grid technology with energy efficiency programs to help customers control their energy use and cost, while providing distribution rate base growth for the Company



- **Key vendors selected**

- **Delaware deployment**
  - Completed field acceptance testing of the AMI equipment and systems in Q3 – 2009
  - Meter deployment to begin Q4 – 2009
  - Dynamic Pricing Working Group started work

- **District of Columbia approval of AMI**
  - Legislation adopted in June approving AMI deployment, subject to PSC agreeing to the sufficiency of federal grants
  - Legislation provides for cost recovery, and a return on costs, by the creation of a regulatory asset

- **Full deployment expected by 2014, contingent upon regulatory approvals**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future –
Construction Cost and Timing Estimates



(Dollars in Millions)

	2009	2010	2011	2012	2013	Total
Advanced Metering Infrastructure						
Atlantic City Electric	$ 1	$ -	$ -	$ -	$ 8	$ 9
Delmarva Power	30	39	-	40	-	109
Pepco	1	-	-	72	79	152
AMI System Improvements	15	29	5	-	-	49
Meter Data Management System	2	3	-	-	-	5
Total	**$ 49**	**$ 71**	**$ 5**	**$ 112**	**$ 87**	**$ 324**

Note: Construction cost and timing estimates do not reflect the impact of federal stimulus funds.

- **Current total estimated cost of project (2008 – 2014) is $422 million**

- **Department of Energy awarded $168 million in federal stimulus funds for Smart Grid projects in the District of Columbia, Maryland and New Jersey**

- **Grants will be finalized through negotiations with DOE**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Decoupling Status

Jurisdiction	Status	% of 2008 Regulated Distribution Revenue	
Pepco/DPL – MD	Implemented June 2007	37%	
Pepco – DC	Approved September 2009; to be implemented November 1, 2009	23%	
DPL – DE	Approved September 2008; to be implemented following the resolution of the next base rate case (Q2 2010)	22%	
ACE – NJ	Filed request for approval	18%	

60% { (MD, DC) 82% { (MD, DC, DE)

Advantages of decoupling:

- Fosters energy conservation as it aligns the interests of customers and utilities
- Eliminates revenue fluctuations due to weather and changes in customer usage patterns
- Provides for more predictable utility distribution revenues
- Provides for more reliable fixed-cost recovery

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Summary (Unadjusted ROE)[1]



	Authorized Return on Equity	2008 Actual	Latest Available
Delmarva Power			
Delaware-Electric	10.00%	9.3%	10.1% [2]
Delaware-Gas	10.25%	9.4%	9.6% [3]
Maryland	10.00%	9.8%	9.8% [4]
Pepco			
Maryland	10.00%	11.2%	9.4% [3]
District of Columbia	9.50% [5]	7.8%	7.8% [4]
Atlantic City Electric			
New Jersey	9.75%	9.3%	8.3% [2]

(1) **Unadjusted ROE represents the Return on Equity prior to any adjustments for regulatory commission treatment in a base rate case or any other adjustments to actual financials.**
(2) **March 2009**
(3) **June 2009**
(4) **December 2008**
(5) **Reflects 50 basis point reduction for Bill Stabilization Adjustment.**

Distribution Rate Cases - Summary



(Dollars in Millions)	DPL – MD	Pepco – DC	ACE – NJ	DPL – Elec DE[4]
Filing Date	5/6/09	5/22/09	8/14/09	9/18/09
Test Period [1]	12 mos. actual ending 12/31/08	12 mos. actual ending 12/31/08	3 mos. actual, 9 mos. forecast ending 12/31/09	12 mos. actual ending 3/31/09
Rate Base as Filed	$310.4	$1,054.0	$859.5	$452.6
Equity Ratio	49.87%	46.18%	47.62%	47.52%
Return on Equity [2]	11.25%	11.25%	11.25%	10.75%
Revenue Requirement [2]	$14.1	$49.7	$52.0	$27.6
Residential Total Bill % Increase	2.6%	6.1%	4.2%	4.6%
Revenue Requirement with adoption of surcharge [3]	$10.3	$48.3	$46.5	$21.0

(1) Test period adjusted for known and measurable changes in all cases; NJ test period to be updated for actuals during the proceeding.

(2) Return on equity and revenue requirement as filed by the company assuming Bill Stabilization Adjustment approval. Return on equity recommendation has been updated in the DPL – MD case to 10.75%. The Pepco – DC and ACE – NJ cases may have updated return on equity recommendations should current market conditions continue.

(3) In the filings, a three year rolling average treatment of pension, OPEB, and bad debt expense was requested. The average of these costs would be recovered through a surcharge (updated annually) with the difference between the average and the actual costs incurred deferred for future recovery.

(4) An interim rate increase of $2.5 million will be put into effect on November 17, 2009, subject to refund.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Rate Cases - Timeline



	DPL – MD	Pepco – DC	ACE – NJ [1]	DPL – Elec DE [2]
Docket/Case No.	9192	1076	EP09080664	09-414
Staff/OPC Testimony	8/24/09	9/17/09	TBD	TBD
Rebuttal, Cross Rebuttal Testimony	9/11/09	10/22/09	TBD	TBD
Evidentiary Hearings	9/21-24/09	11/9-13/09	TBD	TBD
Initial Briefs	10/23/09	12/9/09	TBD	TBD
Reply Briefs	11/2/09	12/22/09	TBD	TBD
Expected Timing of Decision [3]	12/09	Q1 - 2010	TBD	Q2 - 2010

(1) Administrative Law Judge to convene a prehearing conference by year end to set a procedural schedule.

(2) Opening order for the case was issued October 6, 2009, with the intervention period ending on November 6, 2009. Procedural schedule is expected to be set following the end of the intervention period.

(3) Maryland and Delaware statutes require completion of cases within seven months or rates can be put into effect subject to refund; no statute in the District of Columbia, target to complete cases within nine months of filing; New Jersey has a nine month statute in place with BPU option to grant extensions.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Delmarva Power – Maryland Electric Case



(Dollars in Millions)	DPL Maryland Electric Case		
	DPL	**Staff**	**OPC**
Adjusted Rate Base	$310.4	$299.4	$282.9
Equity Ratio	49.87%	45.88%	46.93%
ROE	11.25%*	9.85%	10.00%
Revenue Requirement	$14.1	($4.7)	$2.3

* **Return on equity recommendation has been updated to 10.75%.**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco – DC Electric Case

(Dollars in Millions)	Pepco DC Electric Case	
	Pepco DC	OPC
Adjusted Rate Base	$1,054.0	$864.4
Equity Ratio	46.18%	44.2%
ROE	11.25%	9.50%
Revenue Requirement	$49.7	($10.4)
Depreciation Expense Reduction/(Increase)	($4.7)	$6.5

Note: See Safe Harbor Statement at the beginning of today's presentation.

An Eastern PJM, mid-merit focused generator

Conectiv Energy Generating Facilities



○   **Existing sites**

★   **Construction projects (547 MW)**

2009 Capacity (4,350 MW)
(Owned and contracted)



Peaking Units, 24%

Coal, 9%

Oil-NG fired steam, 12%

Gas Combined Cycle, 55%

Note: Excludes units under development

Financials (as of 9/30/09)

Property, Plant & Equipment	$1,340 M
Construction Work in Process	$ 269 M
Employees	424

Economic recession and mild weather have lowered demand and dampened volatility

PJM MAAC Average Load



Gas CC Hourly Spark Spread (Jan 2008 - Jul 2009)



Year-to-date MAAC load is at the same level experienced 6 years ago

Low prices and decreased demand have displaced "expensive coal" generation and compressed margins

conectiv energy

A New Generation of Energy


2008 Summer PJM MAAC Generation Stack
Operating Cost $/MWh
Cumulative MW Output
Average load
Peak load
Expensive Coal
Imports, Hydro & Nuclear
Cheap Coal
Combined Cycles
Steam & Peaking


2009 Summer PJM MAAC Generation Stack
Operating Cost $/MWh
Cumulative MW Output
Average load
Peak load
Expensive Coal
Combined Cycles
Imports, Hydro & Nuclear
Cheap Coal
Steam & Peaking

- All fuel prices have significantly decreased since last summer – with natural gas falling the most – resulting in much lower power prices
- More efficient combined cycle plants have displaced "expensive coal" plants – older sub-critical vintage or those with high transportation or environmental costs
- Mild weather, efficiency gains, and the economy have reduced demand – further reducing the marginal price to serve the last MW of load

This has adversely impacted our 2009 fleet results

Lower fleet runs and narrower spreads have resulted in generation margins that are significantly less than 2008





Fleet Generation Volume

MWHR

YTD Generation volumes are 23% less than 2008 results



Average Generation Unit Margin

$/MWHR

YTD Generation unit margins are 58% less than 2008 results

On the positive-side, markets expect commodity price recovery in 2010-11

conectiv energy
A New Generation of Energy

Henry Hub Natural Gas Price History and Projections



Actual
NYMEX 9/30/09
Barclays 9/16/09
Goldman 10/7/09
Futures/Projections
$/MMBTU
16
14
12
10
8
6
4
2
0
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12

Natural gas has experienced 2-3 year pricing cycles

Conectiv Energy Gross Margin Forecast – narrowed 2010 and 2011 ranges



Total Gross Margin Forecast Range

Note: See Safe Harbor Statement at the beginning of today's presentation.

Delta Project – on time; on budget for June 2011 Commercial Operation





- 545 MW dual fuel combined cycle plant located in Peach Bottom Township, PA

- Project Cost: $470 million

- Project Summary:
  - Construction ~30% complete
  - Similar design with Siemens technology as Hay Road and Bethlehem plants
  - 6-year tolling agreement with Constellation provides stable earnings
  - Permits and infrastructure allow for expansion

Vineland Solar Project –
Largest solar facility in New Jersey



4 MW Solar PV project located in Vineland, NJ

Project Cost: $20 million

Project Summary
- Supports initiative to increase renewable energy portfolio
- 25 Year PPA with City of Vineland
- Located on 28-acre site

Project Status
- <u>Phase I</u>: 2.3 MW September 2009
- <u>Phase II</u>: 1.7 MW December 2009

Note: See Safe Harbor Statement at the beginning of today's presentation.

Overview



- PES provides retail energy services to large commercial, industrial, and government customers

- Energy Services

  - Energy Performance Contracting (energy efficiency)

  - Renewable Energy and Combined Heat and Power

- Energy Supply

  - Retail Electric and Natural Gas Supply

    - PHI intends to conclude a strategic analysis of this business during the 4th quarter 2009

  - Power Generation

    - Slated for retirement in 2012

PES earnings contributed 19¢/share in 2008



Energy Services 8¢

Energy Supply 11¢

PES has shifted its strategic focus from Energy Supply to Energy Services

Retail electric and natural gas business



- PES continues to include a cost of capital component for all retail supply proposals to reflect credit market conditions

- For all successful proposals, PES has been using collateral-free hedges

  - However, PES's retention rate has been less than 15%

- PES expectations of gross margins over the long term:

  - Historically we have achieved approximately $3.00/MWh, although margins have been in the $6.00+/MWh range in 2009

  - $0.30/Dth range for natural gas

Key Metrics	YTD 9/08	YTD 9/09
Load Served - MW	4,491	3,892
MWh Delivered	15,205	14,030
Electric Retention Rate	56%	20%
BCF Delivered	24.8	31.9
Gross Margins		
$/MWh	$2.62	$6.14
$/Dth	$0.36	$0.32



Estimated, as of 9/30/2009

Note: See Safe Harbor Statement at the beginning of today's presentation.

Focused on growing our energy efficiency business



- PES is well positioned to grow its energy efficiency business

  - Energy Performance Contracting does not require capital expenditures or contingent capital; it fits well with PHI's strategic direction

  - PES has installed over $750 million of energy efficiency projects since 1995

  - PES was ranked the 10th largest ESCO in North America in a recent 2009 survey

- PES is growing its development capability to pursue federal energy efficiency contracts

  - PES is among a select group of companies qualified to bid on energy efficiency projects at all federal facilities

  - PES has grown its sales and engineering staff by 40% since 12/31/08

Third Quarter 2009 Financial Performance – Drivers



Third Quarter 2008 Earnings Per Share	**$0.59**

Power Delivery

Distribution revenue – driven by sales/rate mix	0.03
ACE Basic Generation Service – primarily unbilled revenue	0.03
Operation and Maintenance – primarily higher pension expense	(0.03)
Capital Costs	(0.02)
Network Transmission	(0.01)
Distribution revenue – weather	(0.01)
Dilution	(0.04)
Other, net	(0.02)
Conectiv Energy	(0.15)
Pepco Energy Services	0.05
Other Non-Regulated, Corporate and Other	0.02

Third Quarter 2009 Earnings Per Share *	**$0.44**

* Excludes special items. See appendix for reconciliation to GAAP.

Liquidity Position

At September 30, 2009

Millions of Dollars	PHI Consolidated	Parent	Utilities
Credit Facilities (Total Capacity)	$1,950	$1,325	$625
Less:			
Borrowings under Credit Facilities	(100)	(100)	0
Letters of Credit	(210)	(205)	(5)
Commercial Paper Outstanding	(244)	(204)	(40)
Remaining Credit Facilities Available	1,396	816	580
Plus: Cash Balance	7	6	1
Total Credit Facilities and Cash Available	$1,403	$822	$581

> *PHI maintains sufficient liquidity to execute the business plan*

Note: See Safe Harbor Statement at the beginning of today's presentation.

2010 Principal Sources & Uses of Cash

Millions of Dollars	Preliminary Projection	
Principal Sources of Cash:		
Beginning Cash	$	50
Cash from Operations (1)		830
Remarketing of Tax-exempt Bonds		100
Debt Issued to Fund Maturities		450
Dividend Reinvestment Plan		40
Total Sources of Cash	$	1,470
Principal Uses of Cash:		
Capital Expenditures	$	1,013
Debt Maturities(2)		467
Current Dividends		240
Total Uses of Cash	$	1,720
Net Cash Flow	$	(250)

(1) Midpoint of projected cash from operations range, includes tax refund from NOL carry back and assumes the return of cash collateral per the PES retail energy supply backlog schedule. Excludes any impact from the recent DOE stimulus fund awards.

(2) Reflects Pepco Holdings and Utility debt maturities; excludes debt maturities related to the Atlantic City Electric securitization bonds.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Financing and Funding

2009

- Renewed $400 mm PHI 364-day credit facility in October; new maturity is October 15, 2010
- Evaluating pre-funding a portion of the $450 mm PHI debt due May/June 2010

2010

- Evaluation of capital expenditures continues
  - Delay of $400 mm announced early 2009
  - Evaluating additional delay of 2010 capital expenditures
- Potential sources
  - Stimulus funds
  - Possible acceleration of PES collateral return
  - Small equity issuance
  - Utility debt issuances
  - Sale of selected assets
  - Capacity to fund with short-term debt

2010 financing is manageable – more specifics to be provided in Q1 – 2010

Note: See Safe Harbor Statement at the beginning of today's presentation.

Construction Expenditures – Projection



Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery – A Driver of Growth

Projected Rate Base *



| Total Rate Base Growth - 65% | Electric Distribution Rate Base Growth - 39% | Transmission Rate Base Growth - 158% |

* **Actual 2008 year end rate base, projected 2009 – 2013 year end rate bases.**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Cross-Border Energy Leases – Status

- ## Investment
  - Carrying value of cross-border leases is evaluated each quarter
  - Equity investment of $1.4 billion as of September 30, 2009

- ## Path forward
  - Concluding the appeals process with IRS; expect appeals effort to end by year-end 2009
  - Two litigation paths – pursue in Tax Court or pay the tax and sue for refund in District Court or Federal Court of Claims; either process could take 18 – 24 mos.

- ## Recent court decision
  - October 21, 2009 U.S. Court of Federal Claims issued a decision in favor of the taxpayer regarding a lease-in lease-out cross-border lease transaction
  - Transaction subject to the court ruling is similar to PHI's cross-border energy lease investments
  - Currently evaluating the implications of this decision

Note: See Safe Harbor Statement at the beginning of today's presentation.

Cross-Border Energy Leases – Alternatives



- Cash payment to the IRS for a disallowance of tax benefits would only be required if one of the following occurs:

  - Future settlement with the IRS

  - Litigation is pursued in District Court or Federal Court of Claims, in which case a payment would be made currently to the IRS for the 2001 and 2002 tax years under audit (approximately $72 million plus interest); a suit for refund of the payment is sought through the litigation process

  - Litigation is pursued in Tax Court, and PHI receives an unfavorable decision; in the worst case of a total disallowance of tax benefits, PHI would be obligated to pay approximately $595 million of additional taxes and $100 million of interest at the time a decision is rendered based on September 30, 2009 balances

> Potential mitigation to cash outflow would be the liquidation of the lease portfolio – PHI could generate sufficient cash proceeds to cover the $695 million of taxes and interest due within a 6 – 12 month period to satisfy the tax obligation

Note: See Safe Harbor Statement at the beginning of today's presentation.

Earnings Guidance

- PHI will begin providing annual earnings per share guidance

- The announcement of guidance for 2010 is targeted for the March Analyst Conference

Note: See Safe Harbor Statement at the beginning of today's presentation.

POM Investment Case

- Earnings base derived primarily from growing regulated utility business

- Long-term earnings growth

- Commitment to dividend

- Investment grade credit quality

- Improved liquidity position

- Focus on lowering business risk



Note: See Safe Harbor Statement at the beginning of today's presentation.

Appendix

Regulated T&D Electric Sales

Sales by class (GWh)	3rd QTR (Weather Adjusted)			YTD (Weather Adjusted)		
	2009	2008	% Difference	2009	2008	% Difference
Residential	5,047	5,019	0.6%	13,185	13,209	-0.2%
Commercial	7,766	7,800	-0.4%	21,481	21,821	-1.6%
Industrial	910	938	-3.0%	2,486	2,857	-13.0%
Other	59	59	-	185	185	-
Total	13,782	13,816	-0.2%	37,337	38,072	-1.9%

- Although industrial sales have decreased year-to-date versus last year, the earnings impact is less due to smaller margins earned in this class.

- 60% of regulated distribution sales will be decoupled at 11/1/09. By mid-year 2010, 80% are expected to be decoupled.

- Estimated 2010 weather normalized billed sales are expected to be flat relative to 2009.

- Year-to-date 2009 customer growth is .5% compared to 2008; estimated 2010 customer growth is expected to be .6% relative to 2009.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Year-to-Date 2009
Financial Performance - Drivers



Year-to-Date September 2008 Earnings Per Share *	**$1.62**
Power Delivery	
Operation and Maintenance – primarily higher pension expense	(0.09)
Capital Costs	(0.08)
Dilution	(0.07)
Income Tax Adjustments	(0.06)
Depreciation	(0.03)
Standard Offer Service Margin	(0.02)
Other, net	(0.02)
Network transmission	(0.01)
Distribution revenue	(0.01)
Conectiv Energy	(0.53)
Pepco Energy Services	0.01
Other Non-Regulated, Corporate and Other	0.01
Year-to-Date September 2009 Earnings Per Share *	**$0.72**

* Excludes special items. See slide 39 in appendix for reconciliation to GAAP.

Third Quarter 2009 Financial Performance



GAAP Earnings Per Share

Earnings Per Share
Excluding Special Items [1]

Quarter Ended September 30,			Quarter Ended September 30,	
2009	**2008**		**2009**	**2008**
$0.43	$0.38	Power Delivery	$0.31 [2]	$0.38
$0.09	$0.24	Conectiv Energy	$0.09	$0.24
$0.06	$0.01	Pepco Energy Services	$0.06	$0.01
$0.03	$0.02	Other Non-Regulated	$0.03	$0.02
($0.05)	($0.06)	Corporate & Other	($0.05)	($0.06)
$0.56	$0.59	**Total PHI**	$0.44	$0.59

(1) Management believes the special items are not representative of the Company's ongoing business operations.
(2) Excludes gain from the Mirant bankruptcy settlement $0.07 and MD Income Tax Benefit $0.05.

Year-to-Date 2009 Financial Performance

Pepco Holdings, Inc

	GAAP Earnings Per Share Year-to-Date September 2009	GAAP Earnings Per Share Year-to-Date September 2008	Earnings Per Share Excluding Special Items (1) Year-to-Date September 2009	Earnings Per Share Excluding Special Items (1) Year-to-Date September 2008
Power Delivery	$0.76	$0.99	$0.60 (2)	$0.99
Conectiv Energy	$0.06	$0.59	$0.06	$0.59
Pepco Energy Services	$0.15	$0.14	$0.15	$0.14
Other Non-Regulated	$0.09	($0.34)	$0.09	$0.12 (3)
Corporate & Other	($0.18)	($0.22)	($0.18)	($0.22)
Total PHI	$0.88	$1.16	$0.72	$1.62

(1) Management believes the special items are not representative of the Company’s ongoing business operations.
(2) Excludes gains from the Mirant bankruptcy settlement $0.11 and MD Income Tax Benefit $0.05.
(3) Excludes the adjustment to the equity value of the cross-border energy leases $0.43 and the interest accrued on the related income tax obligations of $0.03.